





202251715499

B0951-2478 07/27/2022 11:33 AM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF ORGANIZATION
CA LIMITED LIABILITY COMPANY

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: 202251715499
Date Filed: 7/27/2022

Limited Liability Company Name

Limited Liability Company Name	ISSAC MOVIE LLC

Initial Street Address of Principal Office of LLC

Principal Address	5482 WILSHIRE BLVD, #369 LOS ANGELES, CA 90036

Initial Mailing Address of LLC

Mailing Address	5482 WILSHIRE BLVD, #369 LOS ANGELES, CA 90036
Attention	

Agent for Service of Process

California Registered Corporate Agent (1505)	LEGALZOOM.COM, INC. Registered Corporate 1505 Agent

Purpose Statement

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Management Structure

The LLC will be managed by	One Manager

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Legalzoom.com, Inc. By: Cheyenne Moseley, Assistant Secretary — *07/27/2022*

Organizer Signature — Date